FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2018

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 30 May, 2018

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 30 May 2018
Consent Solicitations: Notice of Separate Meetings

Exhibit 99

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF NOTEHOLDERS. IF NOTEHOLDERSARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD SEEK THEIR OWN FINANCIAL AND LEGAL ADVICE, INCLUDING IN RESPECT OF ANY TAX CONSEQUENCES, IMMEDIATELY FROM THEIR BROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL, TAX OR LEGAL ADVISER.

UNILEVER N.V.

(incorporated with limited liability in the Netherlands and having its corporate seat in Rotterdam, the Netherlands)

and

UNILEVER PLC

(incorporated with limited liability in England and Wales)

(each, an “Issuer” and together, the “Issuers”)

NOTICE OF SEPARATE MEETINGS

of the holders of the following Notes:

Issuer	Guarantor	ISIN	Description	Principal amount outstanding1	Applicable Trust Deed	Applicable Time2
NV	PLC, UNUS	XS1403010512	€300,000,000 0.000 per cent. Notes due April 2020	€300,000,000	2016 Trust Deed	9:30 a.m.
NV	PLC, UNUS	XS0957258212	€750,000,000 1.750 per cent. Notes due August 2020	€750,000,000	2013 Trust Deed	9:35 a.m.
NV	PLC, UNUS	XS1654191623	€500,000,000 0.000 per cent Notes due July 2021	€500,000,000	2016 Trust Deed	9:40 a.m.
NV	PLC, UNUS	XS1178970106	€750,000,000 0.500 per cent. Notes due February 2022	€750,000,000	2014 Trust Deed	9:45 a.m.
NV	PLC, UNUS	XS1566100977	€600,000,000 0.375 per cent. Notes due February 2023	€600,000,000	2016 Trust Deed	9:50 a.m.
NV	PLC, UNUS	XS1241577490	€500,000,000 1.000 per cent. Notes due June 2023	€500,000,000	2015 Trust Deed	9:55 a.m.
NV	PLC, UNUS	XS176909078	€500,000,000 0.500 per cent. Notes due August 2023	€500,000,000	2016 Trust Deed	10:00 a.m.
NV	PLC, UNUS	XS1403014936	€500,000,000 0.500 per cent. Notes due April 2024	€500,000,000	2016 Trust Deed	10:05 a.m.
NV	PLC, UNUS	XS1654192191	€650,000,000 0.875 per cent. Notes due July 2025	€650,000,000	2016 Trust Deed	10:10 a.m.
NV	PLC, UNUS	XS1769090991	€700,000,000 1.125 per cent. Notes due February 2027	€700,000,000	2016 Trust Deed	10:15 a.m.
NV	PLC, UNUS	XS1566101603	€600,000,000 1.000 per cent. Notes due February 2027	€600,000,000	2016 Trust Deed	10:20 a.m.
NV	PLC, UNUS	XS1403015156	€700,000,000 1.125 per cent. Notes due April 2028	€700,000,000	2016 Trust Deed	10:25 a.m.
NV	PLC, UNUS	XS1654192274	€750,000,000 1.375 per cent. Notes due July 2029	€750,000,000	2016 Trust Deed	10:30 a.m.
NV	PLC, UNUS	XS1769091296	€800,000,000 1.625 per cent. Notes due February 2033	€800,000,000	2016 Trust Deed	10:35 a.m.
PLC	NV, UNUS	XS1560644830	£350,000,000 1.125 per cent. Notes due February 2022	£350,000,000	2016 Trust Deed	10:40 a.m.
PLC	NV, UNUS	XS1684780031	£250,000,000 1.375 per cent. Notes due September 2024	£250,000,000	2016 Trust Deed	10:45 a.m.
PLC	NV, UNUS	XS1684780205	£250,000,000 1.875 per cent. Notes due September 2029	£250,000,000	2016 Trust Deed	10:50 a.m.

1 Notes of any Series which are held by or on behalf of the relevant Issuer, the Guarantors or any Group Company (as defined in the Applicable Trust Deed), in each case as beneficial owner, are deemed not to be outstanding.

2 The Applicable Time will be as set out in this column or as soon as possible thereafter as the immediately preceding Meeting of Noteholders shall have been concluded or adjourned.

(each a “Series” and together the “Notes”).

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of The Eighth Schedule of the Applicable Trust Deed in respect of each Series (as set out in the table above), separate meetings (each a “Meeting” and together the “Meetings”) of the holders of each Series (the “Noteholders”) convened by Unilever N.V. (“NV”) or Unilever PLC (“PLC”) as Issuer, as the case may be, will be held at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ on 26 June 2018 at the Applicable Time in respect of each Series (as set out in the table above) for the purpose of considering and, if thought fit, passing the applicable resolution set out below, which will be proposed as an Extraordinary Resolution at the relevant Meeting in accordance with the provisions for the meetings of Noteholders set out in The Eighth Schedule of the Applicable Trust Deed.

Unless the context otherwise requires, capitalised terms used but not defined in this Notice shall have the meaning given in the Applicable Trust Deed, the terms and conditions of the Notes of the relevant Series (the “Conditions”) or the relevant Extraordinary Resolution, as applicable.

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €300,000,000 0.000 PER CENT. NOTES DUE APRIL 2020

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €300,000,000 0.000 per cent. Notes due April 2020 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 April 2016 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(b)
the Consent Solicitation not having been terminated;

(c)
the passing of this Extraordinary Resolution;

(d)
the successful completion of Simplification on the Simplification Date; and

(e)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €750,000,000 1.750 PER CENT. NOTES DUE AUGUST 2020

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €750,000,000 1.750 per cent. Notes due August 2020 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Seventeenth Supplemental Trust Deed dated 3 May 2013 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 1 August 2013 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €500,000,000 0.000 PER CENT NOTES DUE JULY 2021

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €500,000,000 0.000 per cent Notes due July 2021 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 July 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €750,000,000 0.500 PER CENT. NOTES DUE FEBRUARY 2022

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €750,000,000 0.500 per cent. Notes due February 2022 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Nineteenth Supplemental Trust Deed dated 2 May 2014 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 30 January 2015 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €600,000,000 0.375 PER CENT. NOTES DUE FEBRUARY 2023

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €600,000,000 0.375 per cent. Notes due February 2023 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 10 February 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €500,000,000 1.000 PER CENT. NOTES DUE JUNE 2023

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €500,000,000 1.000 per cent. Notes due June 2023 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twentieth Supplemental Trust Deed dated 1 May 2015 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 1 June 2015 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €500,000,000 0.500 PER CENT. NOTES DUE AUGUST 2023

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €500,000,000 0.500 per cent. Notes due August 2023 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 8 February 2018 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €500,000,000 0.500 PER CENT. NOTES DUE APRIL 2024

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €500,000,000 0.500 per cent. Notes due April 2024 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 April 2016 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €650,000,000 0.875 PER CENT. NOTES DUE JULY 2025

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €650,000,000 0.875 per cent. Notes due July 2025 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 July 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €700,000,000 1.125 PER CENT. NOTES DUE FEBRUARY 2027

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €700,000,000 1.125 per cent. Notes due February 2027 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 8 February 2018 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €600,000,000 1.000 PER CENT. NOTES DUE FEBRUARY 2027

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €600,000,000 1.000 per cent. Notes due February 2027 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 10 February 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €700,000,000 1.125 PER CENT. NOTES DUE APRIL 2028

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €700,000,000 1.125 per cent. Notes due April 2028 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 April 2016 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €750,000,000 1.375 PER CENT. NOTES DUE JULY 2029

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €750,000,000 1.375 per cent. Notes due July 2029 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 July 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €800,000,000 1.625 PER CENT. NOTES DUE FEBRUARY 2033

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €800,000,000 1.625 per cent. Notes due February 2033 (the “Notes”) of Unilever N.V. (the “Issuer” which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by New Sub (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 8 February 2018 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Guarantors, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule I of the Notice of Meetings; and

(b)
the Guarantors, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) New Sub to agree to provide the additional Guarantee in respect of the Notes, in each case pursuant to a supplemental trust deed; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE £350,000,000 1.125 PER CENT. NOTES DUE FEBRUARY 2022

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding £350,000,000 1.125 per cent. Notes due February 2022 (the “Notes”) of Unilever PLC (the “Issuer” or “PLC”) guaranteed by Unilever N.V. and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by PLC (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 1 February 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule II of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
UNUS, PLC, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule II of the Notice of Meetings; and

(b)
UNUS, PLC, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the successful completion of Simplification on the Simplification Date; and

(d)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) PLC to agree to provide the additional Guarantee in respect of the Notes; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE £250,000,000 1.375 PER CENT. NOTES DUE SEPTEMBER 2024

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding £250,000,000 1.375 per cent. Notes due September 2024 (the “Notes”) of Unilever PLC (the “Issuer” or “PLC”) guaranteed by Unilever N.V. and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by PLC (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 13 September 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule II of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
UNUS, PLC, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule II of the Notice of Meetings; and

(b)
UNUS, PLC, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(a)
the passing of this Extraordinary Resolution;

(b)
the successful completion of Simplification on the Simplification Date; and

(c)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) PLC to agree to provide the additional Guarantee in respect of the Notes; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE £250,000,000 1.875 PER CENT. NOTES DUE SEPTEMBER 2029

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding £250,000,000 1.875 per cent. Notes due September 2029 (the “Notes”) of Unilever PLC (the “Issuer” or “PLC”) guaranteed by Unilever N.V. and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New NV as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed (the “Substitution”), (ii) the giving of a guarantee by PLC (the “New Guarantee”) and (iii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 13 September 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Substitution, the New Guarantee and Simplification as described in the form of supplemental trust deed in Schedule II of the Notice of Meetings;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
UNUS, PLC, New Sub, New NV and the Trustee to execute a supplemental trust deed to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of in Schedule II of the Notice of Meetings; and

(b)
UNUS, PLC, New Sub, New NV and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in this Extraordinary Resolution;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the relevant Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, giving of a guarantee and modifications referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, giving of a guarantee and modifications referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(a)
the passing of this Extraordinary Resolution;

(b)
the successful completion of Simplification on the Simplification Date; and

(c)
the agreement of (i) New NV to assume all obligations of the Issuer as issuer in respect of the Notes; and (ii) PLC to agree to provide the additional Guarantee in respect of the Notes; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 30 May 2018 prepared by the Issuer in relation to the Consent Solicitation;

“Dutch Merger” means the triangular level merger between NV, New NV and New Sub;

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time;

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 30 May 2018;

“Simplification” means the U.K. Scheme, the Dutch Merger and the other implementation steps related thereto pursuant to which New NV will become the parent company of NV and PLC;

“Simplification Date” means the date on which Simplification is completed. Simplification shall be deemed completed at 00:00 Amsterdam time on the first day after the date on which the notarial deed for the Dutch Merger is executed; and

“U.K. Scheme” means the U.K. scheme of arrangement under Part 26 of the Companies Act 2006.”

Background

The Issuers have convened the Meetings for the purpose of enabling the holders of Notes of each Series to consider and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the Notes of the relevant Series.

On 15 March 2018, Unilever announced the next steps in its transformation into a simpler, more agile and more focused business. The proposed Simplification will provide greater flexibility for strategic portfolio change and help drive long-term performance. Simplification will introduce a single holding company, New NV, with one class of shares and a global pool of liquidity.

Following Simplification, the Unilever group will produce a set of consolidated accounts for New NV and its subsidiaries (the “Consolidated Accounts”). Each of PLC and New Sub will produce standalone entity financial statements (the “Entity Accounts”), which are not consolidated accounts. The Entity Accounts together with the Consolidated Accounts are referred to as the “Accounts”.

In conjunction with Simplification, Unilever intends to simplify its debt structure by seeking approval from the relevant Noteholders of the proposed amendments set out in this Notice (the “Proposed Amendments”). Unilever is seeking approval by the Noteholders of (i) the substitution of New NV as issuer of the Notes, with a guarantee provided by the retiring issuer (New Sub (as successor to NV) or PLC, as the case may be), in addition to the existing guarantees which will remain in force, and (ii) such other consequential amendments to the relevant Conditions as set out in this Notice in order to facilitate such substitution.

If Noteholders of any Series of Notes do not approve the Proposed Amendments, Unilever intends to transfer the listing of such Series of Notes to a multi-lateral trading facility such as the Global Exchange Market (the “GEM”) in Ireland. Implementation of the Proposed Amendments and/or a transfer of the listing of the Notes to a multi-lateral trading facility would enable Unilever to produce the Accounts as discussed above. It is not practicable or desirable to retain the Notes at the current NV and PLC level post-Simplification if they remain admitted to trading on a regulated market as this would result in an unduly onerous requirement, which Unilever group has never previously had, to produce separate consolidated accounts for each of New Sub (as successor to NV) and PLC in addition to the Accounts.

It is intended that new debt issued pursuant to Unilever’s European debt issuance programme will have (i) New N.V. as issuer and (ii) the benefit of guarantees by New Sub, PLC and UNUS. The intended consequence of the Proposed Amendments is that Notes of each Series will be structured in the same manner. For the avoidance of doubt, Unilever Capital Corporation will remain issuer in respect of notes currently outstanding from Unilever’s SEC-registered shelf and these notes will also benefit from an additional guarantee provided by New NV in due course.

For the avoidance of doubt, the outcome of the Consent Solicitations will have no impact on the timing or process of Simplification.

Consent Solicitations

The relevant Issuer has invited eligible holders of the Notes of each Series (each such invitation a “Consent Solicitation”) to consent to the approval, by Extraordinary Resolution at the relevant Meeting, of the modification of the Conditions relating to the relevant Series as described in paragraph 1 of the relevant Extraordinary Resolution as set out above, all as further described in the Consent Solicitation Memorandum (as defined in paragraph 5 of the Extraordinary Resolutions set out above).

Noteholders may obtain, from the date of this Notice, a copy of the Consent Solicitation Memorandum from the Tabulation Agent, the contact details for which are set out below. In order to receive a copy of the Consent Solicitation Memorandum, a Noteholder will be required to provide confirmation as to his or her status as a Noteholder.

Pursuant to each Consent Solicitation, each Noteholder from whom a valid Consent Instruction (as defined in the Consent Solicitation Memorandum) is received by the Tabulation Agent by the deadline specified in the Consent Solicitation Memorandum will, subject to the conditions set out in the Consent Solicitation Memorandum, be eligible to receive payment of an amount equal to 0.05 per cent. of the principal amount of the Notes that are the subject of such Consent Instruction (the “Early Participation Fee”), all as more fully described in the Consent Solicitation Memorandum.

General

Copies of (i) the relevant Trust Deed (as amended, restated and/or supplemented as at the issue date of each Series of Notes); and (ii) the current draft of the supplemental trust deed as referred to in each Extraordinary Resolution set out above are also available for inspection by Noteholders (a) on and from the date of this Notice up to and including the date of the Meetings, at the specified offices of the Tabulation Agent during normal business hours on any week day (Saturdays, Sundays and public holidays excepted) up to and including the date of the Meetings and (b) at the Meetings and at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ for 15 minutes before the Meetings. Any revised version of the relevant draft supplemental trust deed will be made available as described above and marked to indicate changes to the draft made available on the date of this Notice, and will supersede the previous draft of the relevant document and Noteholders will be deemed to have notice of any such changes.

The attention of Noteholders is particularly drawn to the procedures for voting, quorum and other requirements for the passing of the Extraordinary Resolutions at the Meetings or any meeting held following any adjournment of any Meeting, which are set out in “Voting and Quorum” below. Having regard to such requirements, Noteholders are strongly urged either to attend the relevant Meeting or to take steps to be represented at the relevant Meeting (including by way of submitting Consent Instructions) as soon as possible.

Interpretation

As used in this notice:

“2013 Trust Deed” means the trust deed dated 22 July 1994 as supplemented by the Seventeenth Supplemental Trust Deed dated 3 May 2013 made between, inter alia, NV, PLC and the Trustee;

“2014 Trust Deed” means the trust deed dated 22 July 1994 as supplemented by the Nineteenth Supplemental Trust Deed dated 2 May 2014 made between, inter alia, NV, PLC and the Trustee;

“2015 Trust Deed” means the trust deed dated 22 July 1994 as supplemented by the Twentieth Supplemental Trust Deed dated 1 May 2015 made between, inter alia, NV, PLC and the Trustee;

“2016 Trust Deed” means the trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 made between, inter alia, NV, PLC and the Trustee;

“Applicable Trust Deed” means the 2013 Trust Deed, the 2014 Trust Deed, the 2015 Trust Deed or the 2016 Trust Deed (as the case may be); and

“Trustee” means The Law Debenture Trust Corporation p.l.c.

Voting and Quorum

Noteholders who have submitted and not revoked (in the limited circumstances in which revocation is permitted) a valid Consent Instruction in respect of the relevant Extraordinary Resolution by 9:30 a.m. (London time) on 22 June 2018 (the “Expiration Deadline”), by which they will have given instructions for the appointment of one or more representatives of the Tabulation Agent by the relevant Paying Agent as their proxy to vote in favour of or against (as specified in the relevant Consent Instruction) the relevant Extraordinary Resolution at the relevant Meeting (or any adjourned such Meeting), or abstain from voting (as the case may be), need take no further action to be represented at the relevant Meeting (or any such adjourned such Meeting).

Noteholders who have not submitted or have submitted and subsequently revoked (in the limited circumstances in which such revocation is permitted) a Consent Instruction in respect of the relevant Extraordinary Resolution should take note of the provisions set out below detailing how such Noteholders can attend or take steps to be represented at the relevant Meeting (references to which, for the purpose of such provisions, include, unless the context otherwise requires, any adjourned such Meeting).

1.
Subject as set out below, the provisions governing the convening and holding of each Meeting are set out in The Eighth Schedule to the Applicable Trust Deed, copies of which are available from the date of this Notice to the conclusion of the Meetings (or any adjourned Meetings) as referred to above. For the purposes of the Meetings, a “Noteholder” means a Direct Participant (as defined below).

2.
All of the Notes are represented by global Notes held by a common safekeeper for Euroclear and/or Clearstream, Luxembourg. For the purposes of this Notice, a “Direct Participant” means each person who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a particular principal amount of the Notes.

A Direct Participant or beneficial owner of Notes wishing to attend the relevant Meeting in person must produce at the relevant Meeting a valid voting certificate or certificates issued by a Paying Agent relating to the Notes in respect of which it wishes to vote.

A Direct Participant or beneficial owner of Notes not wishing to attend and vote at the relevant Meeting in person may either deliver its valid voting certificate(s) to the person whom it wishes to attend on its behalf or the Direct Participant may (or the beneficial owner of the Notes may arrange for the relevant Direct Participant on its behalf to) give a voting instruction (by giving voting and blocking instructions to Euroclear or Clearstream, Luxembourg (a “Euroclear/Clearstream Instruction”) in accordance with the procedures of Euroclear or Clearstream, Luxembourg) requiring a Paying Agent to include the votes attributable to its Notes in a block voting instruction issued by the Paying Agent for the relevant Meeting or any adjourned such Meeting, in which case the Paying Agent shall appoint a proxy to attend and vote at such Meeting in accordance with such Direct Participant’s instructions.

A Direct Participant must request the relevant clearing system to block the relevant Notes in its account and to hold the same to the order or under the control of the relevant Paying Agent not later than 48 hours before the time appointed for holding the relevant Meeting in order to obtain voting certificates or give voting instructions in respect of such Meeting. In the case of Euroclear/Clearstream Instructions, such blocking instructions are part of the electronic instructions that must be given. Notes so blocked will not be released until the earlier of:

(i)
the conclusion of the relevant Meeting (or, if applicable, any adjourned such Meeting); and

(ii)

(A)
in respect of voting certificate(s), the surrender to the relevant Paying Agent of such voting certificate(s) and notification by the relevant Paying Agent to the relevant clearing system of such surrender or the compliance in such any other manner with the rules of the relevant clearing system relating to such surrender; or

(B)
in respect of voting instructions, not less than 48 hours before the time for which the relevant Meeting (or, if applicable, any adjourned such Meeting) is convened, the notification in writing of any revocation of a Direct Participant’s previous instructions to the relevant Paying Agent and the same then being notified in writing by the relevant Paying Agent to the Issuer at least 24 hours before the time appointed for holding the relevant Meeting and such Notes ceasing in accordance with the procedures of the relevant clearing system and with the agreement of the relevant Paying Agent to be held to its order or under its control.

Noteholders should note that voting instructions (unless validly revoked) given and voting certificates obtained in respect of a Meeting shall remain valid for any adjourned such Meeting.

3.
The quorum required at any Meeting is two or more persons present holding Notes or voting certificates or being proxies or representatives and holding or representing in aggregate not less than a clear majority in principal amount of the Notes of the relevant Series for the time being outstanding. If a quorum is not present within 30 minutes after the time appointed for the relevant Meeting, such Meeting will be adjourned for a period being not less than 14 days and not more than 42 days and at a time and place appointed by the Chairman and the relevant Extraordinary Resolution will be considered at such adjourned Meeting (notice of which will be given to the Noteholders in accordance with the Conditions and the Applicable Trust Deed). The quorum at any such adjourned Meeting will be two or more persons present holding Notes or voting certificates or being proxies or representatives and holding or representing in aggregate any principal amount of the relevant Series for the time being outstanding. The holding of any adjourned Meeting will be subject to the Issuer giving at least 14 days’ notice in accordance with the relevant Conditions and the Applicable Trust Deed that such adjourned Meeting is to be held.

4.
Every question submitted to a Meeting shall be decided in the first instance by a show of hands.

Unless a poll is (before or at the time that the result on a show of hands is declared) demanded by the Chairman, the Issuer, any Guarantor or any Noteholder present or proxy or representative holding not less than one-fiftieth of the principal amount of the Notes of the relevant Series for the time being outstanding, a declaration by the Chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the relevant Extraordinary Resolution.

At each Meeting (a) on a show of hands every person who is present in person and produces a voting certificate or is a proxy or representative shall have one vote and (b) on a poll every person who is so present shall have one vote in respect of each EUR/GBP 1 (as applicable) in principal amount of the outstanding Notes of the relevant Series so represented by the voting certificate or in respect of which that person is a proxy or representative.

5.
To be passed at the relevant Meeting, an Extraordinary Resolution requires a majority in favour consisting of not less than three-fourths of the votes cast. If passed, an Extraordinary Resolution will be binding on all Noteholders of the relevant Series, whether or not present at the relevant Meeting and whether or not voting.

This Notice is given by Unilever N.V. and Unilever PLC.

Noteholders should contact the following for further information:

The Solicitation Agents

Deutsche Bank AG, London Branch

Winchester House

Great Winchester Street

London EC2N 2DB

United Kingdom

Telephone:
+44 20 7545 8011

Attention:
Liability Management Group

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Telephone:
+44 20 7992 6237

Attention:
Liability Management Group

email:
LM_EMEA@hsbc.com

UBS Limited
5 Broadgate
London EC2M 2QS
United Kingdom

Telephone:
+44 20 7568 2133

Attention:
Liability Management Group

email:
ol-liabilitymanagement-eu@ubs.com

Tabulation Agent

Lucid Issuer Services Limited (Attention: Paul Kamminga/Arlind Bytyqi, Telephone: +44 20 7704 0880, Email: unilever@lucid-is.com)

Dated: 30 May 2018

SCHEDULE I TO NOTICE OF MEETINGS

FORM OF SUPPLEMENTAL TRUST DEED IN RESPECT OF NOTES ISSUED BY NV

Dated [●] 2018
UNILEVER N.V.
(formerly known as Unilever International Holdings N.V.)
and
UNILEVER PLC
and
UNILEVER INTERNATIONAL HOLDING B.V.
and
UNILEVER JAPAN HOLDINGS K.K.
and
UNILEVER UNITED STATES, INC.
and
THE LAW DEBENTURE TRUST CORPORATION P.L.C.

SUPPLEMENTAL TRUST DEEDrelating to certain series of Notes issued pursuant to the U.S.$15,000,000,000 Debt Issuance Programme as set out in the Schedule

Ref: EXM/SW/AR

Linklaters LLP

This Supplemental Deed is made this [●] day of [●], 2018 by:

(1)
UNILEVER INTERNATIONAL HOLDING B.V., a private limited liability company incorporated under the laws of the Netherlands and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041 having its registered office at Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands and successor to the company formerly known as Unilever N.V. with registered number 24051830 (“Old NV”) (“New Sub”);

(2)
UNILEVER N.V., formerly known as Unilever International Holdings N.V., a public limited liability company incorporated under the laws of the Netherlands and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196 having its registered office at Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands (“New NV”);

(3)
UNILEVER PLC, a company incorporated under the laws of England, whose registered office is at Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom (“PLC”);

(4)
UNILEVER JAPAN HOLDINGS K.K., a company incorporated under the laws of Japan, whose registered office is at 1-1, Kamimeguro 2-chome, Meguro-ku, Tokyo 153-8578, Japan; (“UJH”);

(5)
UNILEVER UNITED STATES, INC., a company incorporated under the laws of the State of Delaware, United States of America, whose registered office is at 1209 Orange Street, Wilmington, Delaware 19801, United States of America (“UNUS”); and

(6)
THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the “Trustee”).

Whereas:

(A)
On [●] 2018, pursuant to sections 2:309, 2:324 and 2:333a of the Dutch Civil Code, Old NV merged with New Sub (the “Merger”) whereby New Sub acquired all the assets and liabilities (vermogen) and legal relationships of Old NV under universal succession of title (onder algemene titel) and Old NV ceased to exist.

(B)
Old NV has issued the notes set out in the Schedule to this Supplemental Trust Deed (each a “Series” and together, the “Notes”) as constituted by the trust deed dated 22 July 1994 made between Old NV, PLC and UJH as issuers, PLC, Old NV and UNUS as guarantors and the Trustee (such trust deed, as amended and restated or supplemented in accordance with its terms as at the issue date of the relevant Series, the “relevant Trust Deed”).

(C)
On [●] 2018, New NV became the new parent company of the Unilever group.

(D)
Pursuant to the relevant Extraordinary Resolution passed by holders of the relevant Series of Notes, the relevant Noteholders have agreed to the substitution of New NV as Issuer of the Notes and the release of New Sub (as successor to Old NV) from its obligations under the Notes and the relevant Trust Deed and certain amendments to the terms and conditions of the relevant Series which will be effected and implemented pursuant to this Supplemental Trust Deed.

(E)
This Supplemental Trust Deed is supplemental to the relevant Trust Deed in respect of each Series.

Now therefore this Supplemental Deed witnesseth and it is hereby declared as follows:

1
Definitions and Interpretations

To the extent to which the same are applicable and unless otherwise defined herein, the definitions and provisions contained in Clause 1 of the relevant Trust Deed shall apply to and be incorporated in this Supplemental Trust Deed (including the recitals hereto).

The relevant Trust Deed and this Supplemental Trust Deed shall henceforth be read and construed together as one trust deed.

2
Release of New Sub (as successor to Old NV) as issuer

With effect from the date hereof, New Sub (as successor to Old NV) (the “Retiring Issuer”) shall be released from all its obligations, undertakings and covenants as issuer under the relevant Trust Deed and the Notes.

3
Assumption of obligations by New NV as Issuer

With effect from the date hereof, New NV hereby unconditionally and irrevocably accepts the assumption of and agrees to be bound by and subject to all obligations pursuant to the Conditions of the relevant Series of Notes and the relevant Trust Deed of the Retiring Issuer as Issuer of the Notes and accordingly all the provisions of the Conditions of the relevant Series of Notes and the relevant Trust Deed relating to the Retiring Issuer as Issuer shall mutatis mutandis apply to New NV in all respects as if New NV had been party to the relevant Trust Deed.

All references to the “Issuer”, “Unilever N.V.” or “N.V.” as issuer in the relevant Conditions and the relevant Trust Deed shall be deemed to be references to “New NV” and a definition of New NV shall be included as follows:

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time.

4
Assumption of obligations by New Sub as Guarantor

With effect from the date hereof, New Sub hereby unconditionally and irrevocably guarantees jointly and severally with PLC and UNUS, the due and punctual payment by the Issuer of any moneys payable from time to time by the Issuer in respect of the relevant Notes, the Receipts and the Coupons and accordingly all the provisions of the Conditions of the relevant Series of Notes and the relevant Trust Deed relating to the Guarantee shall mutatis mutandis apply to New Sub in all respects as if New Sub had been party to the relevant Trust Deed.

All references to the Guarantors in the relevant Conditions and the relevant Trust Deed shall include New Sub as an additional Guarantor and a definition of New Sub shall be included as follows:

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time.

5
Additional amendments to the relevant Conditions

5.1
Condition 4 of the relevant Conditions shall be amended as follows:

“4
Negative Pledge

So long as any Notes remain outstanding (as defined in the Trust Deed), New NV ~~neither N.V. nor PLC~~ will not create or have outstanding any mortgage, charge, lien, pledge or other security interest upon the whole or any substantial part of its undertaking or assets (including any uncalled capital), present or future, to secure any Indebtedness of any person (or any guarantee or indemnity given in respect thereof) unless the Notes and the Coupons shall be secured by such mortgage, charge, lien, pledge or other security interest equally and rateably therewith in the same manner or in a manner satisfactory to the Trustee or such other security for the Notes and Coupons shall be provided as the Trustee shall, in its absolute discretion, deem not less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of Noteholders provided that the restriction contained in this Condition shall not apply to:

(i)
any mortgage, charge, lien, pledge or other security interest arising solely by mandatory operation of law; and

(ii)
any security over assets of New NV ~~N.V. or, as the case may be, PLC~~ arising pursuant to the Algemene Voorwaarden (general terms and conditions) of the Nederlandse Vereniging van Banken (Dutch Bankers’ Association) and/or similar terms applied by financial institutions, if and insofar as applicable.

For the purposes of this Condition:

“Indebtedness” means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is, or is intended to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year; and

“substantial” means~~, in relation to each of N.V. and PLC,~~ an aggregate amount equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of New NV ~~N.V., PLC~~ and its ~~their~~ group companies (being those companies required to be consolidated in accordance with Netherlands ~~and United Kingdom~~ legislative requirements relating to consolidated accounts) (the “Unilever Group”, and any company within the Unilever Group being referred to herein as a “Group Company”), such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of New NV ~~Auditors (as defined in the Trust Deed)~~ that, in their opinion, (1) the amounts shown in a certificate provided by New NV ~~N.V. and PLC~~ (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been accurately extracted from the accounting records of the Unilever Group, and (2) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.

5.2
Condition 7(h) shall be amended as follows:

“7(h)
Purchase of Notes

The Issuer, each Guarantor and any other Group Company may at any time purchase Notes at any price in the open market or otherwise. If purchases are made by tender, tenders must be made available to all Noteholders alike.”

5.3
References in Condition 9 (Taxation) to “N.V.” shall be replaced by references to “New NV or New Sub”.

5.4
Condition 10(A) shall be amended as follows:

“10
Repayment Upon Event of Default

(A)
The following events or circumstances (each, a “Default”) shall be acceleration events in relation to the Notes of a Series:

(a)
there is a default in the payment of any principal of, or for more than 15 days in the payment of any interest due on, any of the Notes; or

(b)
there is a default in the performance or observance by the Issuer, New Sub ~~N.V.~~ or PLC of any other obligation under the Trust Deed or the Notes and such default continues for 30 days after written notice thereof shall have been given to the Issuer and the Guarantors by the Trustee requiring the same to be remedied; or

(c)
(i) any other indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) of New NV, New Sub ~~either N.V.~~ or PLC becomes prematurely repayable as a result of a default under the terms thereof, or (ii) New NV, New Sub ~~either N.V.~~ or PLC defaults in the repayment of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) at the maturity thereof (taking into account any applicable grace period therefor), or (iii) any guarantee or indemnity given by New NV, New Sub ~~either N.V.~~ or PLC in respect of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) shall not be honoured when due and called upon (taking into account any applicable grace period therefor) save where the Trustee is satisfied that liability under such guarantee or indemnity is being contested in good faith; or

(d)
an order is made or a decree or an effective resolution is passed for the winding-up, liquidation or dissolution of the Issuer or New Sub~~N.V.~~ or PLC or an administration order is made or an administrator is appointed in relation to PLC (except for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or the terms of which have previously been approved in writing by the Trustee or, where UJH is the Issuer, for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or a merger, reconstruction or amalgamation not involving bankruptcy or insolvency) and (except where such order, decree or resolution is initiated or consented to by the relevant company or its shareholders) such order, decree or resolution is not discharged or stayed within a period of 60 days; or

(e)
the Issuer or New Sub ~~N.V.~~ or PLC (except in the case of New NV, New Sub ~~N.V.~~ or PLC for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or the terms of which have previously been approved in writing by the Trustee or, where UJH is the Issuer, for the purpose of a merger, reconstruction or amalgamation under the terms of Condition 15 or a merger, reconstruction or amalgamation not involving bankruptcy or insolvency) ceases or threatens to cease to carry on the whole or substantially the whole of its business; or

(f)
an administrative receiver or other receiver, trustee, assignee or like officer is appointed of (where the Issuer is UJH) the whole or a substantial part of the undertaking or assets of UJH or (in any case) the whole or a substantial part of the undertaking or assets of PLC or (in any case) an administrator (bewindvoerder) is provisionally or definitively appointed by the District Court in the event of a moratorium (surséance van betaling) over the whole or a substantial part of the undertaking or assets of New NV or New Sub ~~N.V.~~ and (except where any such appointment is made by or at the instigation or motion of the relevant company or its shareholders) such appointment is not discharged within 30 days; or

(g)
a trustee in bankruptcy (curator) is appointed by the District Court in the event of bankruptcy (faillissement) affecting the whole or a substantial part of the undertaking or assets of New NV or New Sub~~N.V.~~ and such appointment is not discharged within 30 days; or

(h)
a distress or execution is levied or enforced upon or sued out against a substantial part of the assets of either New NV, New Sub ~~N.V.~~ or PLC (being, in the case of New NV or New Sub ~~N.V.~~, either an executory attachment (executoriaal beslag) or a conservatory attachment (conservatoir beslag)) and is not removed, discharged, cancelled or paid out within 30 days after the making thereof or any encumbrancer takes possession of (where the Issuer is UJH) the whole or a substantial part of the undertaking or assets of UJH or (in any case) the whole or a substantial part of the undertaking or assets of New NV, New Sub~~N.V.~~ or PLC and is not discharged within 30 days; or

(i)
for any reason the guarantee of either New Sub~~N.V.~~ or PLC in respect of the Notes ceases to be in full force and effect.

For the purposes of paragraphs (f), (g) and (h) the expression “a substantial part” means a part whose value is equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of the Unilever Group, such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of New NV ~~the relevant company~~ that, in their opinion, (i) the amounts shown in a certificate provided by New NV ~~N.V. and PLC~~ (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been correctly extracted from the accounting records of the Unilever Group and (ii) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.”

5.5
The fourth and fifth paragraphs of Condition 15 shall be amended as follows:

“The Trustee may also agree, subject to certain conditions set out in the Trust Deed, but without the consent of the Holders of the Notes of such Series and of the Receipts and of the Coupons (if any) relating thereto, (i) to the substitution of any Group Company in place of the Issuer as principal debtor in respect of the Notes of any Series or (ii) to the substitution in place of the Issuer as principal debtor, or of any Guarantor, of any successor in business (as defined in the Trust Deed) of the Issuer or, as the case may be, that Guarantor. It is a condition of any such substitution that such Notes, Receipts and Coupons (if any) relating thereto thereupon become or remain, as the case may be, unconditionally and irrevocably guaranteed on a joint and several basis by New NV, New Sub~~N.V.~~ (except where New Sub~~N.V.~~ is the new principal debtor), PLC (except where PLC is the new principal debtor) and UNUS (except where UJH is the new principal debtor).

So long as any Notes remain outstanding (as defined in the Trust Deed), neither UJH nor New NV or New Sub~~N.V.~~ nor PLC will merge with, or transfer all or substantially all of its assets or undertaking to, another company (except where UJH, New NV or New Sub ~~N.V.~~ or PLC, as the case may be, is the continuing company) unless that other company agrees, in form and manner reasonably satisfactory to the Trustee, to be bound by the terms of the Notes, Receipts and the Coupons (if any) appertaining thereto and the Trust Deed in place of UJH or, as the case may be, New NV or New Sub~~N.V.~~ or PLC and the Trustee is satisfied that the conditions set out in the Trust Deed are complied with.”

6
Amendments to the relevant Trust Deed

6.1
The definition of Auditors shall be deleted.

6.2
The definition of Group Company shall be replaced with the following:

“Group Company” has the meaning set out in the Conditions.

6.3
The definition of Guarantee shall be replaced with the following:

“Guarantee” means the guarantees contained in these presents pursuant to which the Notes are guaranteed, unconditionally and irrevocably on a joint and several basis by PLC, New Sub and UNUS.

6.4
Clause 17(B)(i)(c) of the Trust Deed shall be replaced with the following:

“in the case of a substitution of a new principal debtor an unconditional and irrevocable guarantee of (a) N.V. and PLC or, (b) where N.V. or PLC becomes the principal debtor, PLC or, as the case may be, N.V. and UNUS (in each case), shall have been given by New NV, New Sub (except where New Sub is the new principal debtor), PLC (except where PLC is the new principal debtor) and UNUS (except where UJH is the new principal debtor) in form and substance satisfactory to the Trustee of the payment of all moneys payable by the Substituted Company under these presents, the Notes, the Receipts and the Coupons;”

6.5
Clause 17(C)(ii) of the Trust Deed shall be replaced with the following:

“where the New Company is incorporated, domiciled or resident in, or is otherwise subject generally to the taxing jurisdiction of, or of any authority in, a territory or territories other than, in the case of New NV or New Sub~~N.V.~~, The Netherlands, in the case of PLC, the United Kingdom, in the case of UJH, Japan or, in the case of any previous substitute under this Clause, the applicable territory, undertakings or covenants shall be given by the New Company in terms corresponding to the provisions of Condition 9 with the substitution for the references to The Netherlands, the United Kingdom, Japan or such territory, as the case may be, of references to the territory or territories in which the New Company is incorporated, domiciled or resident or to whose taxing jurisdiction it is subject generally and in the event of any such undertaking or covenant being given the provisions of these presents shall be read and construed accordingly and the provisions of parts (i) to (iv) of Condition 7(c) shall be amended accordingly;”

7
Incorporation of Terms

It is declared that there shall be deemed to be incorporated in this Supplemental Trust Deed all the covenants, undertakings, powers, obligations and/or other provisions of the relevant Trust Deed, the Schedules thereto, the Conditions of the relevant Series relating to or affecting the Issuers or the Guarantors, as the case may be, in the same manner and to the same extent as if the same had been, mutatis mutandis, set out in full in this Supplemental Trust Deed and made applicable to New NV as issuer and New Sub as guarantor, and (without prejudice to the generality of the foregoing) each of New NV and New Sub accordingly covenant in favour of the Trustee to duly perform and observe and be bound by the said covenants, undertakings, powers, obligations and/or other provisions imposed on or relating to or affecting it by or under the Trust Deed or the Schedules or the Conditions.

8
Notices

Any notice or demand to New NV or New Sub or any approval or certificate of the Trustee required to be given, made or served for any purpose of these presents shall be given, made or served by sending the same by pre-paid post (first-class if inland, airmail if overseas), telex or by facsimile copy or by delivering the same by hand as follows:

New NV

Address:
[●]

Fax:
[●]

Attention:
[●]

New Sub

Address:
[●]

Fax:
[●]

Attention:
[●]

9
Notice to Noteholders

New NV hereby covenants with the Trustee that, as soon as practicable, and not later than 14 days after the date hereof it shall give, or procure to be given, notice of the entry into this Supplemental Trust Deed to the Noteholders (in a form previously approved by the Trustee) in accordance with Condition 14.

10
Counterparts

This Supplemental Trust Deed may be executed in any number of counterparts, each of which shall be identical and all of which, when taken together, shall constitute one and the same instrument and any one of the parties hereby may execute this Supplemental Trust Deed by signing any such counterpart.

11
Rights of Third Parties

The parties to this Supplemental Trust Deed do not intend that any term of this Supplemental Trust Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Supplemental Trust Deed.

12
Governing Law

This Supplemental Trust Deed, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, the laws of England.

13
Jurisdiction

In relation to all claims arising hereunder (including a claim relating to any non-contractual obligations arising out of or in connection with this Supplemental Trust Deed) New NV, PLC, UJH, UNUS and New Sub severally agree that the courts of England are to have jurisdiction to settle any such claim and that accordingly any suit, action or proceedings (together referred to as “Proceedings”) arising hereunder may be brought in such courts.

Nothing contained in this Clause shall limit any right to take proceedings against New NV, PLC, UJH, UNUS and New Sub in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not. Each of New NV, PLC, UJH, UNUS and New Sub irrevocably agrees that any legal proceedings or any demand or any notice may be made or served on it by the same being posted in a prepaid registered or recorded delivery letter addressed to it at the address set out in Clause 32 of the relevant Trust Deed for the time being of PLC (or at such other office as it may have notified in writing to the Trustee and as the Trustee shall from time to time have approved) and marked for the attention of the Group Secretary of PLC or such other official of PLC as New NV, UJH, UNUS or New Sub may have notified in writing to the Trustee and the Trustee shall from time to time have approved.

In witness whereof this Supplemental Trust Deed has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first above written.

EXECUTED as a DEED by UNILEVER PLC acting by: in the presence of:
Witness’s signature
Name
Address
Occupation

EXECUTED as a DEED UNILEVER INTERNATIONAL HOLDING B.V.(having its corporate seat in Rotterdam, The Netherlands)acting by in the capacity as Duly Authorised Attorney under its authority acting by:

EXECUTED as a DEED UNILEVER N.V.(having its corporate seat in Rotterdam, The Netherlands)acting by in the capacity as Duly Authorised Attorney under its authority acting by:

EXECUTED as a DEED by the said UNILEVER JAPAN HOLDINGS K.K. acting by under its authority:

EXECUTED as a DEED by the said UNILEVER UNITED STATES, INC. acting by under its authority:

THE COMMON SEAL of THE LAW DEBENTURE TRUST CORPORATION P.L.C. was affixed to this deed in the presence of:
Director:

Authorised signatory:

Schedule to the Supplemental Trust Deed

ISIN	Description
XS1403010512	€300,000,000 0.000 per cent. Notes due April 2020
XS0957258212	€750,000,000 1.750 per cent. Fixed Rate Notes due August 2020
XS1654191623	€500,000,000 0.000 per cent Notes due July 2021
XS1178970106	€750,000,000 0.500 per cent. Notes due February 2022
XS1566100977	€600,000,000 0.375 per cent. Notes due February 2023
XS1241577490	€500,000,000 1.000 per cent. Notes due June 2023
XS1769090728	€500,000,000 0.500 per cent. Notes due August 2023
XS1403014936	€500,000,000 0.500 per cent. Notes due April 2024
XS1654192191	€650,000,000 0.875 per cent. Notes due July 2025
XS1769090991	€700,000,000 1.125 per cent. Notes due February 2027
XS1566101603	€600,000,000 1.000 per cent. Notes due February 2027
XS1403015156	€700,000,000 1.125 per cent. Notes due April 2028
XS1654192274	€750,000,000 1.375 per cent. Notes due July 2029
XS1769091296	€800,000,000 1.625 per cent. Notes due February 2033

SCHEDULE II TO NOTICE OF MEETINGS

FORM OF SUPPLEMENTAL TRUST DEED IN RESPECT OF NOTES ISSUED BY PLC

Dated [●] 2018
UNILEVER N.V.
(formerly known as Unilever International Holdings N.V.)
and
UNILEVER PLC
and
UNILEVER INTERNATIONAL HOLDING B.V.
and
UNILEVER JAPAN HOLDINGS K.K.
and
UNILEVER UNITED STATES, INC.
and
THE LAW DEBENTURE TRUST CORPORATION P.L.C.

SUPPLEMENTAL TRUST DEEDrelating to certain series of Notes issued pursuant to the U.S.$15,000,000,000Debt Issuance Programme as set out in the Schedule

Ref: EXM/SW/AR

Linklaters LLP

This Supplemental Deed is made this [●] day of [●], 2018 by:

(1)
UNILEVER INTERNATIONAL HOLDING B.V., a private limited liability company incorporated under the laws of the Netherlands and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041 having its registered office at Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands and successor to the company formerly known as Unilever N.V. with registered number 24051830 (“Old NV”) (“New Sub”);

(2)
UNILEVER N.V., formerly known as Unilever International Holdings N.V., a public limited liability company incorporated under the laws of the Netherlands and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196 having its registered office at Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands (“New NV”);

(3)
UNILEVER PLC, a company incorporated under the laws of England, whose registered office is at Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom (“PLC”);

(4)
UNILEVER JAPAN HOLDINGS K.K., a company incorporated under the laws of Japan, whose registered office is at 1-1, Kamimeguro 2-chome, Meguro-ku, Tokyo 153-8578, Japan; (“UJH”);

(5)
UNILEVER UNITED STATES, INC., a company incorporated under the laws of the State of Delaware, United States of America, whose registered office is at 1209 Orange Street, Wilmington, Delaware 19801, United States of America (“UNUS”); and

(6)
THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the “Trustee”).

Whereas:

(A)
On [●] 2018, pursuant to sections 2:309, 2:324 and 2:333a of the Dutch Civil Code, Old NV merged with New Sub (the “Merger”) whereby New Sub acquired all the assets and liabilities (vermogen) and legal relationships of Old NV under universal succession of title (onder algemene titel) and Old NV ceased to exist.

(B)
PLC has issued the notes set out in the Schedule to this Supplemental Trust Deed (each a “Series” and together, the “Notes”) as constituted by the trust deed dated 22 July 1994 made between Old NV, PLC and UJH as issuers, PLC, Old NV and UNUS as guarantors and the Trustee (such trust deed, as amended and restated or supplemented in accordance with its terms as at the issue date of the relevant Series, the “relevant Trust Deed”).

(C)
On [●] 2018, New NV became the new parent company of the Unilever group.

(D)
Pursuant to the relevant Extraordinary Resolution passed by holders of the relevant Series of Notes, the relevant Noteholders have agreed to the substitution of New NV as Issuer of the Notes and the release of PLC from its obligations under the Notes and the relevant Trust Deed and certain amendments to the terms and conditions of the relevant Series which will be effected and implemented pursuant to this Supplemental Trust Deed.

(E)
This Supplemental Trust Deed is supplemental to the relevant Trust Deed in respect of each Series.

Now therefore this Supplemental Deed witnesseth and it is hereby declared as follows:

1
Definitions and Interpretations

To the extent to which the same are applicable and unless otherwise defined herein, the definitions and provisions contained in Clause 1 of the relevant Trust Deed shall apply to and be incorporated in this Supplemental Trust Deed (including the recitals hereto).

The relevant Trust Deed and this Supplemental Trust Deed shall henceforth be read and construed together as one trust deed.

2
Release of PLC as issuer

With effect from the date hereof, PLC (the “Retiring Issuer”) shall be released from all its obligations, undertakings and covenants as issuer under the relevant Trust Deed and the Notes.

3
Assumption of obligations by New NV as Issuer

With effect from the date hereof, New NV hereby unconditionally and irrevocably accepts the assumption of and agrees to be bound by and subject to all obligations pursuant to the Conditions of the relevant Series of Notes and the relevant Trust Deed of the Retiring Issuer as Issuer of the Notes and accordingly all the provisions of the Conditions of the relevant Series of Notes and the relevant Trust Deed relating to the Retiring Issuer as Issuer shall mutatis mutandis apply to New NV in all respects as if New NV had been party to the relevant Trust Deed.

All references to the “Issuer”, “Unilever PLC” or “PLC” as issuer in the relevant Conditions and the relevant Trust Deed shall be deemed to be references to “New NV” and a definition of New NV shall be included as follows:

“New NV” means a public limited liability company incorporated under the laws of the Netherlands under the name Unilever International Holdings N.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196, as such company may be renamed from time to time.

4
Assumption of obligations of Old NV by New Sub

For the avoidance of doubt, with effect from the date of the Merger, New Sub assumed all obligations pursuant to the Conditions of the relevant Series of Notes and the relevant Trust Deed of Old NV as Guarantor of the Notes under universal succession of title.

With effect from the date hereof, all references to the “Unilever N.V.” or “N.V.” as guarantor in the relevant Conditions and the relevant Trust Deed shall be replaced by references to “New Sub” and a definition of New Sub shall be included as follows:

“New Sub” means a private company with limited liability incorporated under the laws of the Netherlands under the name Unilever International Holding B.V. and registered with the Dutch Trade Register of the Chamber of Commerce under number 71450041, as such company may be renamed from time to time.

5
Assumption of obligations by PLC as Guarantor

With effect from the date hereof, PLC hereby unconditionally and irrevocably guarantees jointly and severally with New Sub and UNUS, the due and punctual payment by the Issuer of any moneys payable from time to time by the Issuer in respect of the relevant Notes, the Receipts and the Coupons and accordingly all the provisions of the Conditions of the relevant Series of Notes and the relevant Trust Deed relating to the Guarantee shall mutatis mutandis apply to PLC in all respects as if PLC had been party to the relevant Trust Deed.

All references to the Guarantors in the relevant Conditions and the relevant Trust Deed shall include PLC as an additional Guarantor.

6
Additional amendments to the relevant Conditions

6.1
Condition 4 of the relevant Conditions shall be amended as follows:

“4
Negative Pledge

So long as any Notes remain outstanding (as defined in the Trust Deed), New NV ~~neither N.V. nor PLC~~ will not create or have outstanding any mortgage, charge, lien, pledge or other security interest upon the whole or any substantial part of its undertaking or assets (including any uncalled capital), present or future, to secure any Indebtedness of any person (or any guarantee or indemnity given in respect thereof) unless the Notes and the Coupons shall be secured by such mortgage, charge, lien, pledge or other security interest equally and rateably therewith in the same manner or in a manner satisfactory to the Trustee or such other security for the Notes and Coupons shall be provided as the Trustee shall, in its absolute discretion, deem not less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of Noteholders provided that the restriction contained in this Condition shall not apply to:

(i)
any mortgage, charge, lien, pledge or other security interest arising solely by mandatory operation of law; and

(ii)
any security over assets of New NV ~~N.V. or, as the case may be, PLC~~ arising pursuant to the Algemene Voorwaarden (general terms and conditions) of the Nederlandse Vereniging van Banken (Dutch Bankers’ Association) and/or similar terms applied by financial institutions, if and insofar as applicable.

For the purposes of this Condition:

“Indebtedness” means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is, or is intended to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year; and

“substantial” means~~, in relation to each of N.V. and PLC,~~ an aggregate amount equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of New NV ~~N.V., PLC~~ and its ~~their~~ group companies (being those companies required to be consolidated in accordance with Netherlands ~~and United Kingdom~~ legislative requirements relating to consolidated accounts) (the “Unilever Group”, and any company within the Unilever Group being referred to herein as a “Group Company”), such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of New NV ~~Auditors (as defined in the Trust Deed)~~ that, in their opinion, (1) the amounts shown in a certificate provided by New NV ~~N.V. and PLC~~ (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been accurately extracted from the accounting records of the Unilever Group, and (2) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.

6.2
Condition 7(h) shall be amended as follows:

“7(h)
Purchase of Notes

The Issuer, each Guarantor and any other Group Company may at any time purchase Notes at any price in the open market or otherwise. If purchases are made by tender, tenders must be made available to all Noteholders alike.”

6.3
References in Condition 9 (Taxation) to “N.V.” shall be replaced by references to “New NV or New Sub”.

6.4
Condition 10(A) shall be amended as follows:

“10
Repayment Upon Event of Default

(A)
The following events or circumstances (each, a “Default”) shall be acceleration events in relation to the Notes of a Series:

(a)
there is a default in the payment of any principal of, or for more than 15 days in the payment of any interest due on, any of the Notes; or

(b)
there is a default in the performance or observance by the Issuer, New Sub~~N.V.~~ or PLC of any other obligation under the Trust Deed or the Notes and such default continues for 30 days after written notice thereof shall have been given to the Issuer and the Guarantors by the Trustee requiring the same to be remedied; or

(c)
(i) any other indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) of New NV, New Sub ~~either N.V.~~ or PLC becomes prematurely repayable as a result of a default under the terms thereof, or (ii) New NV, New Sub ~~either N.V.~~ or PLC defaults in the repayment of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) at the maturity thereof (taking into account any applicable grace period therefor), or (iii) any guarantee or indemnity given by New NV, New Sub ~~either N.V.~~ or PLC in respect of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) shall not be honoured when due and called upon (taking into account any applicable grace period therefor) save where the Trustee is satisfied that liability under such guarantee or indemnity is being contested in good faith; or

(d)
an order is made or a decree or an effective resolution is passed for the winding-up, liquidation or dissolution of the Issuer or New Sub~~N.V.~~ or PLC or an administration order is made or an administrator is appointed in relation to PLC (except for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or the terms of which have previously been approved in writing by the Trustee or, where UJH is the Issuer, for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or a merger, reconstruction or amalgamation not involving bankruptcy or insolvency) and (except where such order, decree or resolution is initiated or consented to by the relevant company or its shareholders) such order, decree or resolution is not discharged or stayed within a period of 60 days; or

(e)
the Issuer or New Sub ~~N.V.~~ or PLC (except in the case of New NV, New Sub ~~N.V.~~ or PLC for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or the terms of which have previously been approved in writing by the Trustee or, where UJH is the Issuer, for the purpose of a merger, reconstruction or amalgamation under the terms of Condition 15 or a merger, reconstruction or amalgamation not involving bankruptcy or insolvency) ceases or threatens to cease to carry on the whole or substantially the whole of its business; or

(f)
an administrative receiver or other receiver, trustee, assignee or like officer is appointed of (where the Issuer is UJH) the whole or a substantial part of the undertaking or assets of UJH or (in any case) the whole or a substantial part of the undertaking or assets of PLC or (in any case) an administrator (bewindvoerder) is provisionally or definitively appointed by the District Court in the event of a moratorium (surséance van betaling) over the whole or a substantial part of the undertaking or assets of New NV or New Sub ~~N.V.~~ and (except where any such appointment is made by or at the instigation or motion of the relevant company or its shareholders) such appointment is not discharged within 30 days; or

(g)
a trustee in bankruptcy (curator) is appointed by the District Court in the event of bankruptcy (faillissement) affecting the whole or a substantial part of the undertaking or assets of New NV or New Sub~~N.V.~~ and such appointment is not discharged within 30 days; or

(h)
a distress or execution is levied or enforced upon or sued out against a substantial part of the assets of either New NV, New Sub~~N.V.~~ or PLC (being, in the case of New NV or New Sub~~N.V.~~, either an executory attachment (executoriaal beslag) or a conservatory attachment (conservatoir beslag)) and is not removed, discharged, cancelled or paid out within 30 days after the making thereof or any encumbrancer takes possession of (where the Issuer is UJH) the whole or a substantial part of the undertaking or assets of UJH or (in any case) the whole or a substantial part of the undertaking or assets of New NV, New Sub~~N.V.~~ or PLC and is not discharged within 30 days; or

(i)
for any reason the guarantee of either New Sub~~N.V.~~ or PLC in respect of the Notes ceases to be in full force and effect.

For the purposes of paragraphs (f), (g) and (h) the expression “a substantial part” means a part whose value is equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of the Unilever Group, such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of New NV ~~the relevant company~~ that, in their opinion, (i) the amounts shown in a certificate provided by New NV ~~N.V. and PLC~~ (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been correctly extracted from the accounting records of the Unilever Group and (ii) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.”

6.5
The fourth and fifth paragraphs of Condition 15 shall be amended as follows:

“The Trustee may also agree, subject to certain conditions set out in the Trust Deed, but without the consent of the Holders of the Notes of such Series and of the Receipts and of the Coupons (if any) relating thereto, (i) to the substitution of any Group Company in place of the Issuer as principal debtor in respect of the Notes of any Series or (ii) to the substitution in place of the Issuer as principal debtor, or of any Guarantor, of any successor in business (as defined in the Trust Deed) of the Issuer or, as the case may be, that Guarantor. It is a condition of any such substitution that such Notes, Receipts and Coupons (if any) relating thereto thereupon become or remain, as the case may be, unconditionally and irrevocably guaranteed on a joint and several basis by New NV, New Sub~~N.V.~~ (except where New Sub~~N.V.~~ is the new principal debtor), PLC (except where PLC is the new principal debtor) and UNUS (except where UJH is the new principal debtor).

So long as any Notes remain outstanding (as defined in the Trust Deed), neither UJH nor New NV or New Sub ~~N.V.~~ nor PLC will merge with, or transfer all or substantially all of its assets or undertaking to, another company (except where UJH, New NV or New Sub ~~N.V.~~ or PLC, as the case may be, is the continuing company) unless that other company agrees, in form and manner reasonably satisfactory to the Trustee, to be bound by the terms of the Notes, Receipts and the Coupons (if any) appertaining thereto and the Trust Deed in place of UJH or, as the case may be, New NV or New Sub ~~N.V.~~ or PLC and the Trustee is satisfied that the conditions set out in the Trust Deed are complied with.”

7
Amendments to the relevant Trust Deed

7.1
The definition of Auditors shall be deleted.

7.2
The definition of Group Company shall be replaced with the following:

“Group Company” has the meaning set out in the Conditions.

7.3
The definition of Guarantee shall be replaced with the following:

“Guarantee” means the guarantees contained in these presents pursuant to which the Notes are guaranteed, unconditionally and irrevocably on a joint and several basis by PLC, New Sub and UNUS.

7.4
Clause 17(B)(i)(c) of the Trust Deed shall be replaced with the following:

“in the case of a substitution of a new principal debtor an unconditional and irrevocable guarantee ~~of (a) N.V. and PLC or, (b) where N.V. or PLC becomes the principal debtor, PLC or, as the case may be, N.V. and UNUS (in each case),~~ shall have been given by New NV, New Sub (except where New Sub is the new principal debtor), PLC (except where PLC is the new principal debtor) and UNUS (except where UJH is the new principal debtor) in form and substance satisfactory to the Trustee of the payment of all moneys payable by the Substituted Company under these presents, the Notes, the Receipts and the Coupons;”

7.5
Clause 17(C)(ii) of the Trust Deed shall be replaced with the following:

“where the New Company is incorporated, domiciled or resident in, or is otherwise subject generally to the taxing jurisdiction of, or of any authority in, a territory or territories other than, in the case of New NV or New Sub~~N.V.~~, The Netherlands, in the case of PLC, the United Kingdom, in the case of UJH, Japan or, in the case of any previous substitute under this Clause, the applicable territory, undertakings or covenants shall be given by the New Company in terms corresponding to the provisions of Condition 9 with the substitution for the references to The Netherlands, the United Kingdom, Japan or such territory, as the case may be, of references to the territory or territories in which the New Company is incorporated, domiciled or resident or to whose taxing jurisdiction it is subject generally and in the event of any such undertaking or covenant being given the provisions of these presents shall be read and construed accordingly and the provisions of parts (i) to (iv) of Condition 7(c) shall be amended accordingly;”

8
Incorporation of Terms

It is declared that there shall be deemed to be incorporated in this Supplemental Trust Deed all the covenants, undertakings, powers, obligations and/or other provisions of the relevant Trust Deed, the Schedules thereto, the Conditions of the relevant Series relating to or affecting the Issuers or the Guarantors, as the case may be, in the same manner and to the same extent as if the same had been, mutatis mutandis, set out in full in this Supplemental Trust Deed and made applicable to New NV as issuer and PLC as guarantor, and (without prejudice to the generality of the foregoing) each of New NV and PLC accordingly covenant in favour of the Trustee to duly perform and observe and be bound by the said covenants, undertakings, powers, obligations and/or other provisions imposed on or relating to or affecting it by or under the Trust Deed or the Schedules or the Conditions.

9
Notices

Any notice or demand to New NV or New Sub or any approval or certificate of the Trustee required to be given, made or served for any purpose of these presents shall be given, made or served by sending the same by pre-paid post (first-class if inland, airmail if overseas), telex or by facsimile copy or by delivering the same by hand as follows:

New NV

Address:
[●]

Fax:
[●]

Attention:
[●]

New Sub

Address:
[●]

Fax:
[●]

Attention:
[●]

10
Notice to Noteholders

New NV hereby covenants with the Trustee that, as soon as practicable, and not later than 14 days after the date hereof it shall give, or procure to be given, notice of the entry into this Supplemental Trust Deed to the Noteholders (in a form previously approved by the Trustee) in accordance with Condition 14.

11
Counterparts

This Supplemental Trust Deed may be executed in any number of counterparts, each of which shall be identical and all of which, when taken together, shall constitute one and the same instrument and any one of the parties hereby may execute this Supplemental Trust Deed by signing any such counterpart.

12
Rights of Third Parties

The parties to this Supplemental Trust Deed do not intend that any term of this Supplemental Trust Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Supplemental Trust Deed.

13
Governing Law

This Supplemental Trust Deed, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, the laws of England.

14
Jurisdiction

In relation to all claims arising hereunder (including a claim relating to any non-contractual obligations arising out of or in connection with this Supplemental Trust Deed) New NV, PLC, UJH, UNUS and New Sub severally agree that the courts of England are to have jurisdiction to settle any such claim and that accordingly any suit, action or proceedings (together referred to as “Proceedings”) arising hereunder may be brought in such courts.

Nothing contained in this Clause shall limit any right to take proceedings against New NV, PLC, UJH, UNUS and New Sub in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not. Each of New NV, PLC, UJH, UNUS and New Sub irrevocably agrees that any legal proceedings or any demand or any notice may be made or served on it by the same being posted in a prepaid registered or recorded delivery letter addressed to it at the address set out in Clause 32 of the relevant Trust Deed for the time being of PLC (or at such other office as it may have notified in writing to the Trustee and as the Trustee shall from time to time have approved) and marked for the attention of the Group Secretary of PLC or such other official of PLC as New NV, UJH, UNUS or New Sub may have notified in writing to the Trustee and the Trustee shall from time to time have approved.

In witness whereof this Supplemental Trust Deed has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first above written.

EXECUTED as a DEED by UNILEVER PLC acting by: in the presence of:
Witness’s signature
Name
Address
Occupation

EXECUTED as a DEED UNILEVER INTERNATIONAL HOLDING B.V.(having its corporate seat in Rotterdam, The Netherlands)acting by in the capacity as Duly Authorised Attorney under its authority acting by:

EXECUTED as a DEED UNILEVER N.V.(having its corporate seat in Rotterdam, The Netherlands)acting by in the capacity as Duly Authorised Attorney under its authority acting by:

EXECUTED as a DEED by the said UNILEVER JAPAN HOLDINGS K.K. acting by under its authority:

EXECUTED as a DEED by the said UNILEVER UNITED STATES, INC. acting by under its authority:

THE COMMON SEAL of THE LAW DEBENTURE TRUST CORPORATION P.L.C. was affixed to this deed in the presence of:
Director:

Authorised signatory:

Schedule to the Supplemental Trust Deed

ISIN	Description
XS1560644830	£350,000,000 1.125 per cent. Notes due February 2022
XS1684780031	£250,000,000 1.375 per cent. Notes due 15 September 2024
XS1684780205	£250,000,000 1.875 per cent. Notes due 15 September 2029

DISCLAIMER This Notice must be read in conjunction with the Consent Solicitation Memorandum. This Notice and the Consent Solicitation Memorandum contain important information which should be read carefully before any decision is made with respect to the relevant Proposed Amendments. If any Noteholder is in any doubt as to the action it should take or is unsure of the impact of the implementation of the relevant Proposed Amendments or the relevant Extraordinary Resolution to be proposed at the relevant Meeting, it is recommended to seek its own financial and legal advice, including as to any tax and legal consequences, from its broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the relevant Consent Solicitation.

None of the Solicitation Agents, the Tabulation Agent, the Issuers, nor any director, officer, employee, agent or affiliate of any such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the relevant Consent Solicitation, and accordingly none of the Solicitation Agents, the Tabulation Agent, the Issuers, nor any director, officer, employee, agent or affiliate of, any such person makes any recommendation whether Noteholders should participate in the relevant Consent Solicitation.

Safe Harbour

This Notice may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this Notice. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

IMPORTANT INFORMATION IN RESPECT OF SIMPLIFICATION

The below disclaimer relates only to, and is included in relation only to, Simplification.

This Notice is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Notice is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

The release, publication or distribution of this Notice in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this Notice is released, published or distributed should inform themselves about and observe such restrictions.

No solicitation will be made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

This Notice does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended.